EXHIBIT 3.1

Bylaw Amendment
(Declassify starting in 2015)

ARTICLE II.

Board of Directors

Section 1.  General Powers, Number, Classes and Tenure.  The business of the corporation shall be managed by a board of directors.  The number of directors which shall constitute the whole board of directors of the corporation shall be eleven.  The number of directors may be increased or decreased from time to time by amendment of these bylaws, but no decrease shall have the effect of shortening the term of any incumbent director.  The directors shall be divided into three classes, each class to consist, as nearly as may be, of one-third of the number of directors then constituting the whole board of directors, with one class to be elected annually by shareholders for a term of three years, to hold office until their respective successors are elected and qualified; except that

(1)           the terms of office of directors initially elected shall be staggered so that the term of office of one class shall expire in each year;

(2)           the term of office of a director who is elected by either the directors or shareholders to fill a vacancy in the board of directors shall expire at the end of the term of office of the succeeded director’s class or at the end of the term of office of such other class as determined by the board of directors to be necessary or desirable in order to equalize the number of directors among the classes;

(3)           the board of directors may adopt a policy limiting the time beyond which certain directors are not to continue to serve, the effect of which may be to produce classes of unequal size or to cause certain directors either to be nominated for election for a term of less than three years or to cease to be a director before expiration of the term of the director’s class.

In case of any increase in the number of directors, the additional directors shall be distributed among the several classes to make the size of the classes as equal as possible.  The classes and terms of directors shall not be governed by Indiana Code Section 23-1-33-6(c).

Commencing at the annual meeting of shareholders that is held in calendar year 2015, directors shall be elected annually for terms of one year, except that any director in office at the 2015 annual meeting whose term expires at the annual meeting of shareholders to be held in calendar year 2016 or 2017 shall continue to hold office until the end of the applicable term for which such director was elected and until such director’s successor shall have been elected and qualified, but subject to prior death, resignation, retirement, disqualification or removal from office.  At each annual meeting thereafter, all directors shall be elected for terms expiring at the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified, but subject to prior death, resignation, retirement, disqualification, decrease in the number of directors or removal from office.